VIA EDGAR AND OVERNIGHT MAIL

November 14, 2008

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C., 20549-5546

RE:	Ingersoll-Rand Company Limited
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 1-16831

Dear Ms. Blye:

This is in response to the October 15, 2008 letter from the staff of Securities and Exchange Commission (the “Commission”) to Patricia Nachtigal, Senior Vice President and General Counsel of Ingersoll-Rand Company Limited (the “Company”), relating to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2007.

For your convenience, we have set forth the staff’s comments below followed by our response, which is based upon clarification of the information sought by the Commission obtained by our outside counsel, Nicholas F. Coward of Baker & McKenzie LLP, during an October 28, 2008 telephone conversation with William Friar. Mr. Friar also agreed to extend the time for a response to November 14, 2008.

1.
We note your response to comment 1 in our letter dated September 18, 2008. Please advise us whether, to the best of your knowledge, understanding, and belief, any of the products, components, equipment, technology or services your former and current non-U.S. subsidiaries have provided into Iran, Sudan, or Syria have military uses, and describe possible military uses of which you are aware. Please also advise us whether, to the best of your knowledge, understanding, and belief, such products, components, equipment, technology, or services have been put to military use by Iran, Sudan, or Syria, and discuss any such use of which you are aware. Finally, if anything your non-U.S. subsidiaries have provided into sanctioned countries has military application or has been put to military use, discuss the potential impact on your reputation and share value.

Ms. Cecilia Blye
November 14, 2008

Consistent with our responses to your July 24 and September 18, 2008 letters, our response herein is based upon sales information for the calendar years 2005, 2006, 2007 and for the period up to September 2008 supplied by our non-U.S. subsidiaries in reply to inquiries we initiated for this purpose.

To the best of our knowledge, understanding, and belief, of the products, components, equipment, technology or services our former and current non-U.S. subsidiaries sold into Iran, Sudan, or Syria since January 1, 2005 (1) none were military products (i.e., none have been designed or modified in any way for military application or military use and accordingly have no inherent military use), and (2) none were sold to any military end-users in those countries. As previously described, the products sold to these countries in the period covered are of a general commercial nature, e.g., refrigerated display cases, mechanical door locks or compressed air systems, which have general application. As such, they could be used by military end-users just as they could be used by anyone, but we are unaware of any such use by the military in these countries. In light of the above, we do not believe there is any potential impact on our reputation or share value.

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter or if you require additional information, please do not hesitate to contact Mr. Coward, who assisted in preparing this response, at 202-452-7021 or the undersigned at 201-573-3218.

Sincerely,

/s/ John D. Soriano
John D. Soriano
Vice President - Compliance
and Deputy General Counsel

cc: Nicholas F. Coward, Esq., Baker & McKenzie LLP